July 31, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                        FTD Companies, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B

Filed July 1, 2013

File No. 001-35901

Dear Ms. Ransom:

FTD Companies, Inc. (the “Company”) acknowledges receipt of the letter from the staff of the Securities and Exchange Commission, dated July 18, 2013 (the “Comment Letter”), relating to the above-referenced filing.  The Company respectfully requests an extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors of the response to the Comment Letter.  The Company intends to submit its response to the Comment Letter by August 7, 2013.

Please contact me at (630) 724-6100 should you require further information.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Robert S. Apatoff
Robert S. Apatoff President

cc:

Lisa Sellars, Staff Accountant (Securities and Exchange Commission)

Andrew Blume, Staff Accountant (Securities and Exchange Commission)

Lisa Kohl, Staff Attorney (Securities and Exchange Commission)

Becky A. Sheehan, Executive Vice President and Chief Financial Officer

Charles B. Ammann, Executive Vice President, General Counsel and Secretary (United Online, Inc.)